 For period ending June 30, 2007              Exhibit 77D
        Exhibit 77Q1
File number 811-06637

Clarification to asset segregation policy

Cover for strategies using derivative instruments. Transactions using Derivative Instruments, other than purchased options, expose the fund to an obligation to another party. The fund will not enter into any such transactions unless it owns either (1) an offsetting (“covered”) position in securities, currencies or other options or futures contracts or (2) cash or liquid securities with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above. The fund will comply with SEC guidelines regarding cover for such transactions and will, if the guidelines so require, set aside cash or liquid securities in a segregated account with its custodian in the prescribed amount.

With respect to futures contracts, the fund will cover its obligations under the futures transactions in which it participates by either (i) holding offsetting positions that appropriately equal the daily market value of the fund’s position in the futures contract (less the initial margin and any variation margins deposited with a futures commission merchant); or (ii) accruing such amounts on a daily basis and maintaining segregated assets to cover the futures contract. With respect to a futures contract that is not contractually required to “cash-settle,” the fund must cover its open position by maintaining segregated assets equal to the contract’s full, notional value. However, the fund may net non-cash settled futures contracts if the futures have the same expiration date and underlying instruments. With respect to a futures contract that is contractually required to “cash-settle,” the fund is permitted to maintain segregated assets in an amount equal to the fund’s daily marked-to-market (net) obligation (i.e., the fund’s daily net liability if any) rather than the notional value. By setting aside assets equal to only its net obligation under cash-settled future contracts, the fund will have the ability to employ leverage to a greater extent than if the fund were required to segregate assets equal to the full notional value of such contracts.

Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding Derivative Instrument is open, unless they are replaced with similar assets. As a result, committing a large portion of the fund’s assets to cover positions or to segregated accounts could impede portfolio management or the fund’s ability to meet redemption requests or other current obligations.

For period ending June 30, 2007              Exhibit 77D
        Exhibit 77Q1
File number 811-06637

Clarification & Approval of the High Yield and emerging market debt investment limits for the UBS Absolute Return Bond Fund (“the Fund”).

At the December 2006 Board Meeting, the Board approved a revision of the prospectus language in order to clarify the investment guidelines for the Fund. The change clarifies that the Fund is able to invest up to 20% of its net assets in developed market high yield securities; up to 20% of its net assets in developed market high yield securities; up to 20% of its net assets in developed market high yield securities; and up to 20% of its net assets in emerging market debt regardless of independent of credit rating.

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